U.S. Securities and Exchange Commission
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1, Investment Company Act File Number: 811-05962				Date examination completed: December 16, 2016

2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):

3. Exact name of investment company as specified in registration statement:
Conservative Allocation Portfolio
Moderate Allocation Portfolio
Total Stock Market Index Portfolio

4. Address of principal executive office: (number, street, city, state, zip code)
100 Vanguard Boulevard, Malvern, PA 19355

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of the Vanguard Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the Vanguard Funds listed within Attachment A (the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of December 16, 2016. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 16, 2016, and with respect to agreement of security purchases and sales, for the periods noted within Attachment A:

· Confirmation of securities held by VAST, the Funds’ transfer agent, in book entry form without prior notice to management;
· Reconciliation of all such securities to the books and records of the Funds and VAST; and
· Agreement of 16 security purchases and 16 security sales between the periods noted within
Attachment A, from the books and records of the Funds to VAST.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management's assertion that the Vanguard Funds listed within Attachment A complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 16, 2016 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Vanguard Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/PricewaterhouseCoopers LLP

January 12, 2017

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1800, 2001 Market Street, Philadelphia, PA 19103-7042
T: (267) 330 3000, F: (267) 330 3300, www.pwc.com/us

Attachment A

Vanguard Fund of Funds	Periods

Vanguard Valley Forge Funds:
Vanguard Managed Payout Fund	08/26/2016 – 12/16/2016

Vanguard Variable Insurance Funds:
Conservative Allocation Portfolio	08/26/2016 – 12/16/2016
Moderate Allocation Portfolio	08/26/2016 – 12/16/2016
Total Stock Market Index Portfolio	08/26/2016 – 12/16/2016

Vanguard Trustees' Equity Fund:
Vanguard Diversified Equity Fund	11/01/2016 – 12/16/2016

Vanguard STAR Funds:
Vanguard LifeStrategy Conservative Growth Fund	11/01/2016 – 12/16/2016
Vanguard LifeStrategy Growth Fund	11/01/2016 – 12/16/2016
Vanguard LifeStrategy Income Fund	11/01/2016 – 12/16/2016
Vanguard LifeStrategy Moderate Growth Fund	11/01/2016 – 12/16/2016
Vanguard STAR Fund	11/01/2016 – 12/16/2016

Vanguard Chester Funds:
Vanguard Target Retirement 2010 Fund	10/01/2016 – 12/16/2016
Vanguard Target Retirement 2015 Fund	10/01/2016 – 12/16/2016
Vanguard Target Retirement 2020 Fund	10/01/2016 – 12/16/2016
Vanguard Target Retirement 2025 Fund	10/01/2016 – 12/16/2016
Vanguard Target Retirement 2030 Fund	10/01/2016 – 12/16/2016
Vanguard Target Retirement 2035 Fund	10/01/2016 – 12/16/2016
Vanguard Target Retirement 2040 Fund	10/01/2016 – 12/16/2016
Vanguard Target Retirement 2045 Fund	10/01/2016 – 12/16/2016
Vanguard Target Retirement 2050 Fund	10/01/2016 – 12/16/2016
Vanguard Target Retirement 2055 Fund	10/01/2016 – 12/16/2016
Vanguard Target Retirement 2060 Fund	10/01/2016 – 12/16/2016
Vanguard Target Retirement Income Fund	10/01/2016 – 12/16/2016
Vanguard Institutional Target Retirement Income Fund	10/01/2016 – 12/16/2016
Vanguard Institutional Target Retirement 2010 Fund	10/01/2016 – 12/16/2016
Vanguard Institutional Target Retirement 2015 Fund	10/01/2016 – 12/16/2016
Vanguard Institutional Target Retirement 2020 Fund	10/01/2016 – 12/16/2016
Vanguard Institutional Target Retirement 2025 Fund	10/01/2016 – 12/16/2016
Vanguard Institutional Target Retirement 2030 Fund	10/01/2016 – 12/16/2016
Vanguard Institutional Target Retirement 2035 Fund	10/01/2016 – 12/16/2016
Vanguard Institutional Target Retirement 2040 Fund	10/01/2016 – 12/16/2016
Vanguard Institutional Target Retirement 2045 Fund	10/01/2016 – 12/16/2016
Vanguard Institutional Target Retirement 2050 Fund	10/01/2016 – 12/16/2016
Vanguard Institutional Target Retirement 2055 Fund	10/01/2016 – 12/16/2016
Vanguard Institutional Target Retirement 2060 Fund	10/01/2016 – 12/16/2016

Management Statement Regarding Compliance with Certain
Provisions of the Investment Company Act of 1940

We, as members of management of the Vanguard Funds listed within Attachment A (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 16, 2016, and for the periods noted within Attachment A.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 16, 2016, and for the periods noted within Attachment A, with respect to securities reflected in the investment accounts of the Funds.

The Vanguard Funds

By: /s/ F. William McNabb III
F. William McNabb III
Chairman and Chief Executive Officer for each of the Funds
Date: January 12, 2017

By: /s/ Thomas J. Higgins
Thomas J. Higgins
Chief Financial Officer for each of the Funds
Date: January 12, 2017

Attachment A

Vanguard Fund of Funds	Periods

Vanguard Valley Forge Funds:
Vanguard Managed Payout Fund	08/26/2016 – 12/16/2016

Vanguard Variable Insurance Funds:
Conservative Allocation Portfolio	08/26/2016 – 12/16/2016
Moderate Allocation Portfolio	08/26/2016 – 12/16/2016
Total Stock Market Index Portfolio	08/26/2016 – 12/16/2016

Vanguard Trustees' Equity Fund:
Vanguard Diversified Equity Fund	11/01/2016 – 12/16/2016

Vanguard STAR Funds:
Vanguard LifeStrategy Conservative Growth Fund	11/01/2016 – 12/16/2016
Vanguard LifeStrategy Growth Fund	11/01/2016 – 12/16/2016
Vanguard LifeStrategy Income Fund	11/01/2016 – 12/16/2016
Vanguard LifeStrategy Moderate Growth Fund	11/01/2016 – 12/16/2016
Vanguard STAR Fund	11/01/2016 – 12/16/2016

Vanguard Chester Funds:
Vanguard Target Retirement 2010 Fund	10/01/2016 – 12/16/2016
Vanguard Target Retirement 2015 Fund	10/01/2016 – 12/16/2016
Vanguard Target Retirement 2020 Fund	10/01/2016 – 12/16/2016
Vanguard Target Retirement 2025 Fund	10/01/2016 – 12/16/2016
Vanguard Target Retirement 2030 Fund	10/01/2016 – 12/16/2016
Vanguard Target Retirement 2035 Fund	10/01/2016 – 12/16/2016
Vanguard Target Retirement 2040 Fund	10/01/2016 – 12/16/2016
Vanguard Target Retirement 2045 Fund	10/01/2016 – 12/16/2016
Vanguard Target Retirement 2050 Fund	10/01/2016 – 12/16/2016
Vanguard Target Retirement 2055 Fund	10/01/2016 – 12/16/2016
Vanguard Target Retirement 2060 Fund	10/01/2016 – 12/16/2016
Vanguard Target Retirement Income Fund	10/01/2016 – 12/16/2016
Vanguard Institutional Target Retirement Income Fund	10/01/2016 – 12/16/2016
Vanguard Institutional Target Retirement 2010 Fund	10/01/2016 – 12/16/2016
Vanguard Institutional Target Retirement 2015 Fund	10/01/2016 – 12/16/2016
Vanguard Institutional Target Retirement 2020 Fund	10/01/2016 – 12/16/2016
Vanguard Institutional Target Retirement 2025 Fund	10/01/2016 – 12/16/2016
Vanguard Institutional Target Retirement 2030 Fund	10/01/2016 – 12/16/2016
Vanguard Institutional Target Retirement 2035 Fund	10/01/2016 – 12/16/2016
Vanguard Institutional Target Retirement 2040 Fund	10/01/2016 – 12/16/2016
Vanguard Institutional Target Retirement 2045 Fund	10/01/2016 – 12/16/2016
Vanguard Institutional Target Retirement 2050 Fund	10/01/2016 – 12/16/2016
Vanguard Institutional Target Retirement 2055 Fund	10/01/2016 – 12/16/2016
Vanguard Institutional Target Retirement 2060 Fund	10/01/2016 – 12/16/2016